

May 4, 2009

<u>via U.S. mail</u>

Craig G. Travers
Lee & Travers
655 N. Alvernon, Suite 112
Tucson, Arizona 85711

> **Re: United Mines, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 22, 2009**
> **File No. 333-156494**

Dear Mr. Travers:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis or Plan of Operation, page 37</u>

1.   In both subsections captioned "Cash Requirements," you indicate that the named individuals "have committed to put in up to $25,000 per quarter as necessary to pay for our necessary business expenses for at least the next twelve months." Both sections reference an agreement from October 1, 2008, whereby the individuals agreed to "loan us up to $100,000 … over the next twelve months or until we are no longer in need of financial assistance…." Because the first section refers to the year ended December 31, 2008, while the second refers to the three months ended September 30, 2008, revise to clarify whether the "next twelve months" in each case means the period ending October 1, 2009.

2.   To eliminate the possible interpretation that $25,000 per quarter could be provided "until we are no longer in need of financial assistance," revise to make clear that the $100,000 total represents an absolute ceiling. Also disclose as of the latest possible date how much of that total has already been loaned to the company.

3.   If due to the extent of its negative working capital the company is already essentially insolvent notwithstanding the available remaining loan balance, provide clear disclosure to this effect on the cover page and elsewhere as appropriate.

Exhibit 5.1

4.   We note the legal opinion filed by your counsel. Please obtain and file a revised legal opinion that correctly states that the transaction you are registering includes an offering by you of up to 2,000,000 shares and an offering by certain selling shareholders of up to 1,639,074 shares.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Craig G. Travers
United Mines, Inc.
May 4, 2009
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Madison
    T. Levenberg

    Via facsimile
    Brian A. Lebrecht, Esq.
    (801) 983-4958